Filed by OpGen, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: OpGen, Inc.

Commission File No: 001-37367

Date: March 30, 2020

OpGen Announces Shareholder Approval for Business Combination with Curetis

Vote approving transaction passes with 95% support for the transaction

Closing expected in the coming days

GAITHERSBURG, Md., March 30, 2020 -- OpGen, Inc. (Nasdaq: OPGN, “OpGen”), a precision medicine company harnessing the power of molecular diagnostics and informatics to help combat infectious disease, announced today that, following its Special Meeting of Shareholders held March 30, 2020, OpGen shareholders overwhelmingly voted to approve the proposed business combination with Curetis N.V. OpGen reported that 95% of the votes cast were voted to approve the business combination. The business combination is expected to close in the coming days.

Evan Jones, Chairman & CEO of OpGen stated, “We are excited to announce receipt of formal approval for the business combination with Curetis and thank all our shareholders for the overwhelming support throughout this process. We anticipate this business combination will maximize value for our shareholders through providing a robust product portfolio with proprietary assets for developing and commercializing innovative, data-driven solutions in infectious disease diagnostics.”

As previously announced, on March 10, 2020, Curetis N.V. shareholders voted to approve the transaction, making today’s approval by OpGen’s shareholders the last major hurdle now successfully cleared to closing the planned business combination.

OpGen and Curetis entered into a definitive agreement to combine businesses on September 4, 2019.  The closing of the transaction under such definitive agreement is expected in the next several days.

About OpGen

OpGen, Inc. is a precision medicine company harnessing the power of molecular diagnostics and informatics to help combat infectious disease. We are developing molecular information products and services for global healthcare settings, helping to guide clinicians with more rapid and actionable information about life threatening infections, improve patient outcomes, and decrease the spread of infections caused by multidrug-resistant microorganisms, or MDROs.

Our molecular diagnostics and informatics products, product candidates and services combine our Acuitas molecular diagnostics and Acuitas Lighthouse informatics platform for use with our proprietary, curated MDRO knowledgebase. We are working to deliver our products and services, some in development, to a global network of customers and partners. The Acuitas AMR Gene Panel (RUO) is intended for Research Use Only and is not for use in diagnostic procedures. The Acuitas Lighthouse Software is not distributed commercially for antibiotic resistance prediction and is not for use in diagnostic procedures. For more information, please visit. For more information, please visit www.opgen.com.

OpGen, Acuitas, and Acuitas Lighthouse are registered trademarks of OpGen, Inc.

About Curetis

Curetis N.V.’s (Euronext: CURE) goal is to become a leading provider of innovative solutions for molecular microbiology diagnostics designed to address the global challenge of detecting severe infectious diseases and identifying antibiotic resistances in hospitalized patients.

Curetis’ Unyvero System is a versatile, fast and highly automated molecular diagnostic platform for easy-to-use, cartridge-based solutions for the comprehensive and rapid detection of pathogens and antimicrobial resistance markers in a range of severe infectious disease indications. Results are available within hours, a process that can take days or even weeks if performed with standard diagnostic procedures, thereby facilitating improved patient outcomes, stringent antibiotic stewardship and health-economic benefits. Unyvero in vitro diagnostic (IVD) products are marketed in Europe, the Middle East, Asia and the U.S.

Curetis’ wholly-owned subsidiary Ares Genetics GmbH offers next-generation solutions for infectious disease diagnostics and therapeutics. The ARES Technology Platform combines what the Company believes to be the most comprehensive database worldwide on the genetics of antimicrobial resistances, ARESdb, with advanced bioinformatics and artificial intelligence.

For further information, please visit www.curetis.com and www.ares-genetics.com.

Forward-Looking Statements

This press release includes statements relating to the completion of the business combination with Curetis GmbH. These statements and other statements regarding OpGen’s future plans and goals constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, and are intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. Such statements are subject to risks and uncertainties that are often difficult to predict, are beyond our control, and which may cause results to differ materially from expectations. Factors that could cause our results to differ materially from those described include, but are not limited to, the fact that we have broad discretion as to the use of proceeds from OpGen’s at-the-market offering that commenced in February 2020 and recent warrant exercises and that we may not use the proceeds effectively; OpGen’s ability to successfully combine the businesses of OpGen and Curetis, comply with the complexities of a global business, achieve the expected synergies, and implement the combined company’s strategic and business goals, the impact of the Covid-19 pandemic on our business and operations, risks and uncertainties associated with market conditions, OpGen’s ability to successfully, timely and cost-effectively seek and obtain regulatory clearance for and commercialize our products and services offerings, our ability to successfully complete the demonstration project portion of the New York State Infectious Disease Digital Health Initiative, the rate of adoption of our products and services by hospitals and other healthcare providers, the success of our commercialization efforts, the effect on our business of existing and new regulatory requirements, and other economic and competitive factors. For a discussion of the most significant risks and uncertainties associated with OpGen's business, please review our filings with the Securities and Exchange Commission (SEC). You are cautioned not to place undue reliance on these forward-looking statements, which are based on our expectations as of the date of this press release and speak only as of the date of this press release. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

In connection with the transactions contemplated by the Implementation Agreement (the definitive agreement related to the proposed business combination between the Company and Curetis GmbH), a Registration Statement on Form S-4 (File No. 333-234657) has been filed with and declared effective by the Securities and Exchange Commission (the “SEC”). Investors and security holders are encouraged to read the registration statement and any other relevant documents filed with the SEC, including the proxy statement that forms a part of the registration statement. Such documents contain important information about the proposed transaction. The definitive proxy statement was first mailed to stockholders of the Company on or about January 27, 2020. This communication is not a substitute for the registration statement, the proxy statement or any other document that OpGen may send to its stockholders in connection with the proposed transaction. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, or from the Company at its website, www.opgen.com.

OpGen Contact:
Michael Farmer
Vice President, Marketing
(240) 813-1284
mfarmer@opgen.com

Press Contact:
Matthew Bretzius
FischTank Marketing and PR
matt@fischtankpr.com

Investor Contact:
Joe Green
Edison Group
jgreen@edisongroup.com